BAE SYSTEMS PLC
17 July 2006

BAE Systems at Farnborough Air Show 2006

17 July 2006

BAE Systems plc will once again be represented at this year's Farnborough International Airshow, the UK's premier showcase for the aerospace and defence industry. The company will be displaying products and capabilities in the BAE Systems pavilion and in flying displays.

As in previous years, a high level of interest is anticipated from the investment community. No new disclosure of financial information will be given by the company in any presentations or meetings during the show.

The company will be reporting results for the first half of 2006 on 13 September. The company expects to be able to report good progress in the first half, underpinning the full year outlook.

Issued by:
BAE Systems plc
London